Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities
Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Lilium B.V.
Commission File No. 001-39571

Qell Acquisition Corp. and Lilium Announce September 10 Special Meeting to Vote on Business Combination

Munich & San Francisco, August 11, 2021-- Lilium GmbH (“Lilium”), positioned to be a global leader in regional electric air mobility with the development of its 7-Seater electric vertical take-off and landing jet, and Qell Acquisition Corp. (“Qell”, NASDAQ: QELL.U, QELL and QELL.WS), a special purpose acquisition company, announced today that a Special Meeting of Qell shareholders (the “Special Meeting”) to approve the previously announced proposed business combination with Lilium (the "Business Combination”) is scheduled to be held on September 10, 2021 at 9 a.m. ET.

Upon closing, the combined company’s shares of Class A common stock ("Class A Stock") and redeemable warrants ("Warrants") are expected to be listed on The Nasdaq Stock Market LLC under the ticker symbols "LILM" and "LILMW" respectively. Any Qell units will automatically separate into the component shares of Class A Stock and Warrants upon the consummation of the Business Combination.

Qell’s definitive proxy statement (the "Proxy Statement") relating to the Business Combination was filed with the U.S. Securities and Exchange Commission (the "SEC") on August 11, 2021.

The filing of the definitive proxy statement is an important step in Lilium becoming a publicly traded company, with a planned listing on the Nasdaq at the close of the transaction.  As previously announced, the business combination is expected to deliver up to $830 million of gross proceeds to Lilium, including up to $450 million from a fully committed PIPE anchored by strategic and institutional investors (subject to possible redemptions).

On August 11, 2021, Qell will commence mailing of the Proxy Statement, which contains a notice and voting instruction form or a proxy card relating to the Special Meeting to Qell stockholders of record as of the close of business on the record date of July 16, 2021.

The Special Meeting to approve the Business Combination will be held at the offices of Goodwin Procter LLP located at 620 Eighth Avenue, New York, New York 10018. If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

The transaction, which has been unanimously approved by the boards of directors of both Qell and Lilium, is expected to close in the third quarter of 2021, subject to regulatory and stockholder approvals and other customary closing conditions.

Every stockholder’s vote matters, regardless of the number of shares held. Accordingly, Qell encourages stockholders to vote by submitting their proxies as soon as possible and by no later than 11:59 p.m. ET on September 9, 2021, to ensure that the stockholder’s shares will be represented at the Special Meeting. Proxies may be submitted by Internet or mail. Votes submitted by mail must be received by 5:00 p.m. ET on September 9, 2021. Additional instructions may be found in the Proxy Statement and on the proxy card. Qell’s board of directors unanimously recommends that stockholders vote "FOR" the Business Combination with Lilium and all other proposals at the Special Meeting. Stockholders who hold shares in "street name" (i.e., those stockholders whose shares are held of record by a broker, bank, or other nominee) should contact their broker, bank, or nominee to ensure that their shares are voted.

If any individual Qell stockholder has not received a copy of the Proxy Statement, such stockholder should (i) confirm his, her or its status with his, her or its broker or (ii) contact Morrow Sodali, LLC, Qell’s proxy solicitor, for assistance toll-free (800) 662-5200 (for individuals) or (203) 658-9400 (for banks and brokers), or by email at QELL@investor.morrowsodali.com.

About Lilium

Lilium's vision is to create a sustainable and accessible mode of high-speed, regional transportation. Using the 7-Seater Lilium Jet, an electric vertical take-off and landing jet, offering leading capacity, low noise and high performance, Lilium is building a transport network and service for people and goods. Working with aerospace, technology and infrastructure leaders, commercial operations are planned to launch in 2024. Lilium's 650+ strong team includes approximately 400 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium's headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

About Qell

Formed in San Francisco in August 2020, Qell Acquisition Corp. (Nasdaq: QELL) is a publicly traded special purpose acquisition company created to invest in a high-growth business in the next-generation mobility, transportation or sustainable industrial technology markets. The management team, led by Barry Engle and Sam Gabbita, has deep experience and networks across both incumbents and emerging technology companies in their target sectors.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s, Qell’s and Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business and Lilium N.V.’s officers and directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to, the following risks: (i) the business combination with Qell may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID19 on Lilium’s business or the business combination; (v) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities after the completion of the proposed business combination; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; (ix) the number of holders that elect to redeem their shares in connection with the closing of the Business Combination and (x) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to Lilium or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (as amended from time to time, the “Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. The Registration Statement was declared effective by the SEC on August 9, 2021 and the definitive proxy statement/prospectus has been mailed to Qell’s shareholders. Qell urges its investors, shareholders and other interested persons to read the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents contain important information about Qell, Lilium and the business combination, including, among other things, the reasons for Qell’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the business combination and the other shareholder proposals set forth therein as well as the background of the process that led to the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The proxy statement/prospectus included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the proposed business combination and is available, without charge, at www.sec.gov.

CONTACT INFORMATION FOR INVESTORS

investors@lilium.com

CONTACT INFORMATION FOR MEDIA

Meredith Bell, Lilium, +41 79 432 57 79, meredith.bell@lilium.com or press@lilium.com

Colleen Robar, Robar PR (for Qell), +1 313 207-5960, crobar@robarpr.com